

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

<u>Via E-mail</u>
Ms. Amy E. Miles
President
United Artists Theatre Circuit, Inc.
7132 Regal Lane
Knoxville, TN 37918

> **Re: United Artists Theatre Circuit, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2010**
> **Filed March 21, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 033-49598**

Dear Ms. Miles:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief